Exhibit 99.1
Financial results for the full year ended 30 June 2009 Sims Metal Management Limited ASX Code: SGM NYSE Code: SMS Supplemental Information 28 August 2009

Disclaimer This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Financial Overview FY 2009 FY 2008 Change (%) Sales Revenue ($m) 8,636.2 7,665.6 12.7 EBITDA ($m) 259.0 790.5 (67.1) Depreciation ($m) 120.7 65.8 83.4 Amortisation ($m) 50.1 29.3 71.0 EBIT Pre-goodwill impairment ($m) 88.2 695.4 (87.3) EBIT Post-goodwill impairment ($m) (102.9) 692.1 (114.9) NPAT Pre-goodwill impairment ($m) 40.8 443.4 (90.7) NPAT Post-goodwill impairment ($m) (150.3) 440.1 (134.1) EPS (cents) Pre-goodwill impairment 22.5 313.2 (92.8) EPS (cents) Post-goodwill impairment (82.9) 310.9 (126.7) Net cash inflow from operating activities ($m) 554.5 247.5 124.0 Capital Expenditures ($m) 187.5 129.7 44.6 Net Debt ($m) 105.6 264.9 (60.1) Net Debt/(Net Debt + Equity) (%) 3.6 8.5 -Sales Tonnes (#e 000) (exc. associates) 13,212.0 11,656.7 13.3 Final Dividend (including special dividend) (100%
10 75 (86.7) franked) (cents per share)

Sales Revenue by Region
FY 2009 FY 2008
12.9% 13.4%
17.1%
22.
8%
Australasia North America Europe
73.7% 60.1%
Change • FY2008 only includes the MMI acquisition for three $m FY 2009 FY 2008 (%) months. FY2008 pro-forma sales revenue inclusive of the MMI merger was $10.2 billion.
Australasia 1,158.6 1,745.1 (33.6) North America 6,368.5 4,607.9 38.2 Europe 1,109.1 1,312.6 (15.5) Total $ 8,636.2 $ 7,665.6 12.7

Sales Revenue by Product
FY 2009 FY 2008
2.6%
6.7% 4.7% 7.3% 1.5% Ferrous Trading 3.6% 12.3% Non Ferrous Shred Recovery Ferrous Brokerage 13.7%
48.7% 49.7% Non Ferrous Trading Non Ferrous Brokerage 25.0% Manufacturing/Other 17.9% Recycling Solutions 3.1% 3.2%
Change • Ferrous brokerage sales associated with SAR JV
$m FY 2009 FY 2008 (%)
were A$1.3 billion and A$0.5 billion, in FY2009
Ferrous Trading $ 4,201.4 $ 3,807.3 10.4 and FY2008, respectively. Non Ferrous Shred
278.5 240.0 16.1
Recovery Ferrous Brokerage 2,162.8 1,373.8 57.4 Non Ferrous Trading 1,065.6 1,052.9 1.2 Non Ferrous Brokerage 127.8 271.2 (52.9) Manufacturing/Other 221.6 361.2 (38.7) Recycling Solutions 578.5 559.2 3.5 Total $ 8,636.2 $ 7,665.6 12.7

EBIT by Region
$500
441.1 $400 millions) $300 209.4 153.8 $200 FY 2009 46.9 97.9 ‘s in $100 FY 2008 $ ( (32.3) (50.1) $0 (30.1) (23.7) (29.3)
-$ 100
Australasia North America Europe Corporate Costs Intangibles
Atypical items in FY09 Change
FY 2009 FY 2008 other than goodwill North (%) $m impairment: Australasia America Europe
Australasia 46.9 209.4 (77.6) Inventory Adjustments 9.3 71.2 38.9 North America 153.8 441.1 (65.1) NF contract adj’s 9.5 19.1 7.4 Europe (30.1) 97.9 (130.7) Redundancy accruals 1.7 3.8 - EBIT by Region* $ 170.6 $ 748.4 (77.2) Asset impairments 2.2 11.4 - Group Corporate Costs (32.3) (23.7) 36.3 Sox compliance 4.7 4.4 0.6 Amortisation of intangibles (50.1) (29.3) 71.0 Other 2.6 15.8 - EBIT (pre-goodwill impairment) $ 88.2 $ 695.4 (87.3) Total $ 30.0 $ 125.7 $ 46.9 Non-cash goodwill impairment (191.1) (3.3) -EBIT (post-goodwill impairment) ($ 102.9) $ 692.1 (114.9)
*EBIT by Region is before add back of atypicals other than goodwill impairment, group corporate costs and amortisation of intangibles.

EBIT by Product (pre-goodwill impairment)
$600
511.9 $500 millions) $400
258.3 $300
94.5 $200 FY 2009
’s in 40.1 66.9 71.4 89.6 $100 31.4 22.6 $ FY 2008
($ 0
($ 100) (8.3) (7.3) (62.5)
Change • EBIT by product is presented pre-corporate costs
$m FY 2009 FY 2008 (%)
(including group head office costs) and amortisation of
Ferrous Trading (incl. NFSR) 258.3 511.9 (49.5)
intangibles.
Ferrous Brokerage 40.1 31.4 27.7
· Corporate costs (which include regional administrative Non Ferrous Trading (62.5) 66.9 (193.4) costs) increased in FY 2009 due to merger with MMI Non Ferrous Brokerage (8.3) 22.6 (136.7) and in part due to atypical items.
Manufacturing/JVs/Other 71.4 94.5 (24.4) • EBIT by Product is before other atypical items and does Recycling Solutions (7.3) 89.6 (108.2) not reflect any allocation of the write-off of non-cash goodwill impairment to the product categories.
EBIT by Product $ 291.7 $ 816.9 (64.3) Group & Regional Corporate Costs (153.4) (92.2) 66.4 Amortisation of intangibles (50.1) (29.3) 71.0 EBIT (pre-goodwill impairment) $ 88.2 $ 695.4 (87.3)

EBIT Change by Region*
800 700 600 -163 500
-128 million 400 695 $
300
-287
200 100 -8
-21
88
FY08 EBIT Australasia Europe (inc. UK) North America Corporate Intangibles FY09 EBIT
Costs
Australasia ($ 163m) Europe (incl. UK) ($ 128m) North America ($ 287m) Group Corporate Costs ($ 8m) Amortisation of intangibles ($ 21m)
*EBIT Change by Region is before non-cash goodwill impairment and add back of atypical items.

EBIT Change by Product*
800 700 600
-245
500
million 400
695 -160 $
300
-97
200
-23
100 -61
-21
88
FY08 EBIT Ferrous Non Ferrous Recycling Manufacturing/ Corporate Intangibles FY09 EBIT
(incl. NFSR) Solutions JVs/Other Costs
Ferrous Trading & Brokerage (incl. NFSR) ($ 245m) Non Ferrous Trading & Brokerage ($ 160m) Recycling Solutions ($ 97m) Manufacturing/JVs/Other ($ 23m) Group and Regional Corporate Costs ($ 61m) Amortisation of Intangibles ($ 21m)
*EBIT Change by Product is before non-cash goodwill impairment and add back of atypical items.

Intake Volumes
FY 2009 FY 2008
3.5% 0.4% Ferrous Shredded (incl. 0.5% 4.0% NFSR) Other Processed 29.6% 33.6% 27.6%
Ferrous 34.1% Ferrous Brokerage
Non Ferrous Trading/Brokerage Other 32.9%
33.8%
Change • FY2008 includes MMI for only three months.
Total Tonnes (‘000’s) FY 2009 FY 2008 (%)
· Ferrous brokerage tonnes associated with
Ferrous Shredded (inc. NFSR) 4,236 4,000 5.9
SAR JV were 2.2 million and 1.1 million Other Processed Ferrous 4,153 3,961 4.8 tonnes for FY2009 and FY2008, respectively.
Ferrous Brokerage 3,737 3,237 15.4 Non Ferrous Trading/Brokerage 446 468 (4.7) Other 45 62 (27.4) Total 12,617 11,728 7.6

Sales Volumes
FY 2009 FY 2008 1.5% 3.5% 1.0% Ferrous Shredded (incl. 3.9% NFSR) Other Processed 29.1% 32.8% 28.1% Ferrous 34.3% Ferrous Brokerage
Non Ferrous Trading/Brokerage Other
33.6% 32.2%
Change • FY2008 includes MMI for only three months.
Total Tonnes (‘000’s) FY 2009 FY 2008 (%)
Ferrous Shredded (inc. NFSR) 4,330 3,992 8.5 • Ferrous brokerage tonnes associated with SAR JV were 2.2 million and 1.1 million Other Processed Ferrous 4,434 3,757 18.0 tonnes for FY2009 and FY2008, respectively.
Ferrous Brokerage 3,846 3,277 17.4 Non Ferrous Trading/Brokerage 464 453 2.4 Other 138 178 (22.5) Total 13,212 11,657 13.3

Sales by Destination
FY 2009 FY 2008
21%
32% 21% 33%
11% 11% 4% 3%
1% 9%
1% 16% 3%
2% 13%
19%
Europe • Domestic sales refer to sales in country of sourcing NE Asia China & HK SE Asia & Oceania Middle East USA/Canada South/Central America Domestic Sales

Group Income Statement
$m FY 2009 FY 2008 Change ($) Change (%) Sales Revenue $ 8,636.2 $ 7,665.6 970.6 12.7 EBITDA 259.0 790.5 (531.5) (67.1) EBIT (pre-goodwill impairment) 88.2 695.4 (607.2) (87.3) Non-cash goodwill impairment 191.1 3.3 187.8 - EBIT $ (102.9) $ 692.1 $ (795.0) (114.9) Net Interest Expense (19.2) (31.5) 12.3 (38.7) Tax Expense (28.1) (220.5) 192.4 (87.3) Net (Loss) / Profit After Tax $ (150.3) $ 440.1 $ (590.4) (134.1)

Group Balance Sheet
$m FY 2009 FY 2008 Change ($) Change (%)
Current Assets 985.9 2,014.4 (1,028.5) (51.1) Non-current Assets 2,822.7 2,632.0 190.7 7.3 Total Assets 3,808.6 4,646.4 (837.8) (18.0) Current Liabilities 577.0 1,225.0 (648.0) (52.9)
Non-current Borrowings 174.3 397.5 (223.2) (56.2) Other Non-current Liabilities 198.2 190.0 8.2 4.3
Total Liabilities 949.5 1,812.5 (863.0) (47.6)
Net Assets/Equity 2,859.1 2,833.9 25.2 0.9
Net Debt/(Net Debt +Equity) (%) 3.6% 8.5% — -

Group Cash Flow
$m FY 2009 FY 2008 Change ($) (Loss)/profit for the year (150.3) 440.1 (590.4) Adjustments for non-cash items Depreciation and amortisation 170.8 95.1 75.7 Impairment of goodwill 191.1 3.3 187.8 Net gain on contribution of assets to SA Recycling LLC - (38.8) 38.8 Share-based payment 9.3 13.4 (4.1) Equity accounted profits net of dividends received (16.8) (55.3) 38.5
Other 24.5 (1.2) 25.7
Change in operating assets and liabilities 325.9 (209.1) 535.0 Net cash inflow from operating activities $ 554.5 $ 247.5 $ 307.0 Payments for PP&E (187.5) (129.7) (57.8)
Payments on acquisitions of subsidiaries, net of cash acquired (76.0) (58.5) (17.5) Proceeds from sale of PP&E 5.5 2.0 3.5 Proceeds from the sale of subsidiaries 39.7 — 39.7 Return of capital from jointly controlled entities 3.6 48.5 (44.9) Net cash outflow from investing activities $ (214.7) $ (137.7) $ (77.0)
Net cash inflows from operating & investing activities $ 339.8 $ 109.8 $ 230.0

North America Regional Results
FY 2009 FY 2008 Change (%)
Sales Revenue ($m) $ 6,368.5 $ 4,607.9 38.2 EBITDA ($m)* $ 228.1 $ 471.0 (51.6) Depreciation (74.3) (29.9) 148.5 EBITA ($m)* $ 153.8 $ 441.1 (65.1) Amortisation of intangibles (47.1) (24.2) (94.6) EBIT ($m)* $ 106.7 $ 416.9 (74.4) Assets ($m) $ 2,770.0 $ 3,372.1 (17.9) Employees 3,221 3,537 (8.9) Sales Margin (%) 14.9% 17.2% -
*Pre-goodwill impairment and group corporate costs.

Australasia Regional Results
FY 2009 FY 2008 Change (%)
Sales Revenue ($m) $ 1,158.6 $ 1,745.1 (33.6) EBITDA ($m)* $ 67.5 $ 226.3 (70.2) Depreciation ($m) (20.6) (16.9) 21.9 EBITA ($m)* $ 46.9 $ 209.4 (77.6) Amortisation of intangibles ($m) (0.1) (0.1) - EBIT ($m)* $ 46.8 $ 209.3 (77.6) Assets ($m) $ 485.5 $ 597.2 (18.7) Employees 900 978 (8.0) Sales Margin (%) 19.5% 22.8% -
*Pre-goodwill impairment and group corporate costs.

Europe Regional Results
FY 2009 FY 2008 Change (%)
Sales Revenue ($m) $ 1,109.1 $ 1,312.6 (15.5) EBITDA ($m) $ (6.3) $ 116.8 (105.4) Depreciation ($m) (23.8) (18.9) 25.9 EBITA ($m) $ (30.1) $ 97.9 (130.8) Amortisation of intangibles ($m) (2.9) (3.9) (25.6) EBIT ($m) $ (33.0) $ 94.0 (135.1) Assets ($m) $ 553.1 $ 677.2 (18.3) Employees 1,340 1,361 (1.5) Sales Margin (%) 24.0% 27.7% -

Right. Now.